EXHIBIT C

Proposed Articles of Amendment of the Articles
of FAFCO Inc.

EXHIBIT 1

CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION
OF
FAFCO, INC.

          Freeman A. Ford and Alex N. Watt certify that:

     1.     They are the President and Secretary, respectively, of FAFCO, Inc., a California corporation.

     2.     Article Fifth of the Articles of Incorporation is hereby amended to read in full as follows:

“FIFTH: This corporation is authorized to issue two classes of shares, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock authorized is 10,000,000, and the par value of each such share is $.125. The total number of shares of Preferred Stock authorized is 1,000,000, and the par value of each such share is $1.00.

All Common Stock of this corporation outstanding on the date this Certificate of Amendment is effective shall be consolidated one (1) share for every one thousand shares (1 to 1,000). The par value of the Common Stock will remain $.125. All resulting shares less than one (1) shall be cashed out at the fair value of the Common Stock on the date this Certificate of Amendment is effective.

Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares comprising any such series subsequent to the issue of shares of that series, the designation of any series, and to provide for rights and terms of redemption, conversion, dividends, voting rights and liquidation preferences of the shares of any such series.”

     3.     The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

     4.      The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations code. The total number of outstanding common shares of the corporation is three million eight hundred ninety one thousand five hundred twenty nine (3,891,529). The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%).

IN WITNESS WHEREOF, the undersigned have executed this certificate on              , 2003.

Freeman A. Ford, President

Alex N. Watt, Secretary

The undersigned certify under penalty of perjury that they have read the foregoing Certificate to the Articles of Incorporation and know the contents thereof, and that the statements therein are true.

Executed in                   , California, on              , 2003.

Freeman A. Ford, President

Alex N. Watt, Secretary